UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2012

This report on Form 6-K is being furnished for the purpose of providing a copy of the registrant’s unaudited condensed consolidated financial statements as of and for the three months ended June 30, 2012 (the “Consolidated Financial Statements”). The Consolidated Financial Statements are presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in

2

these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Juan Manuel Parada
	Name:	Juan Manuel Parada
	Title:	Chief Financial Officer

Date: August 31, 2012

Cencosud S.A. and subsidiaries

Unaudited condensed interim consolidated statements of financial position

Assets	Note	As of June 30, 2012	As of Dec 31, 2011
		ThCh$	ThCh$
Current assets
Cash and cash equivalents		104,708,222	145,315,474
Other financial assets, current	5	55,028,707	221,929,204
Other non-financial assets, current		11,363,684	12,258,841
Trade receivables and other receivables	6	883,591,712	930,380,707
Receivables from related entities, current		470,837	82,334
Inventory	8	825,606,454	769,472,451
Current tax assets		15,690,842	6,962,369

Total current assets		1,896,460,458	2,086,401,380

Non-current assets
Other financial assets, non-current	5	37,194,097	46,979,614
Other non-financial assets, non-current		34,862,595	35,051,959
Trade receivable and other receivables, non-current	6	152,461,590	194,443,515
Equity method investment		39,666,581	38,830,440
Intangible assets other than goodwill	9	538,345,984	526,758,175
Goodwill	9	1,111,140,394	1,001,778,510
Property, plant and equipment	10	2,345,400,053	2,260,289,190
Income tax assets-current		9,359,417	—
Investment property	11	1,398,312,048	1,310,143,075
Deferred income tax assets		170,482,287	154,163,285

Total non-current assets		5,837,225,046	5,568,437,763

Total assets		7,733,685,504	7,654,839,143

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim consolidated statements of financial position

Net equity and liabilities	Note	As of June 30, 2012	As of Dec 31, 2011
		ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	12	836,027,901	578,822,842
Trade payables and other payables		1,391,660,410	1,550,820,719
Payables to related entities, current		943,267	1,447,631
Provisions and other liabilities	13	23,232,372	16,063,051
Current income tax liabilities		26,839,227	40,490,319
Current provision for employee benefits		68,655,047	68,649,874
Other non-financial liabilities, current		38,421,187	71,050,305

Total current liabilities		2,385,779,411	2,327,344,741

Non-current liabilities
Other financial liabilities,	12	1,875,093,770	1,872,951,008
Trade accounts payables	13	9,736,320	11,150,691
Provisions and other liabilities	13	81,892,837	83,151,018
Deferred income tax liabilities		324,167,155	313,536,102
Other non-financial liabilities, non-current		76,693,657	82,721,789

Total non-current liabilities		2,367,583,739	2,363,510,608

Total liabilities		4,753,363,150	4,690,855,349

Net equity
Paid-in capital	14	1,256,017,686	927,804,431
Retained earnings		1,740,759,330	1,672,015,244
Issuance premium		380,153,755	477,341,095
Other reserves		(397,490,386)	(202,722,478)

Equity attributable to controlling shareholders		2,979,440,385	2,876,232,581

Non-controlling interest		881,969	87,751,213

Total net equity		2,980,322,354	2,963,983,794

Total net equity and liabilities		7,733,685,504	7,654,839,143

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim consolidated statements of income by function

		For the six month period ended June 30,
Statement of income	Note	2012	2011
		ThCh$	ThCh$
Revenues from ordinary activities	16	4,366,693,425	3,545,847,992
Cost of sales	15	(3,139,475,073)	(2,520,167,339)

Gross margin		1,227,218,352	1,025,680,653

Other income by function	15	41,921,343	24,039,380
Distribution cost	15	(9,562,131)	(6,790,090)
Administrative expenses	15	(925,226,314)	(708,224,430)
Other expenses by function	15	(75,789,479)	(66,302,680)
Other (losses) gain, net	15	(8,511,327)	(2,657,862)

Operating results		250,050,444	265,744,971

Financial income	15	4,688,276	5,913,419
Financial expenses	15	(98,013,870)	(69,283,444)
Losses from indexation	15	(14,028,631)	(16,776,767)
Exchange differences	15	(2,606,767)	(1,957,139)
Participation in profit or loss of equity method associates		2,239,958	1,689,329

Profit before tax		142,329,610	185,330,369
Income tax		(48,751,871)	(52,098,320)

Profit from ongoing operations		93,577,739	133,232,049

Profit attributable to controlling shareholders		90,582,387	127,324,704
Profit attributable to non-controlling shareholders		2,995,352	5,907,345

Net income		93,577,739	133,232,049

Earnings per share
Basic earnings per share		38.4	56.2
Diluted earnings per share		38.1	55.7

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim consolidated statements of comprehensive income by function

	For the six month period ended June 30,
	2012	2011
	ThCh$	ThCh$
Net income	93,577,739	133,232,049
Other comprehensive income and expenses debited or credited in equity
Foreign currency translation adjustments	(132,817,229)	26,298,330
Cash flow hedge	4,417,512	(1,485,863)
Income tax related to cash flow hedge presented in other comprehensive income	(750,977)	252,597

Total other comprehensive income (loss)	(129,150,694)	24,812,467

Total comprehensive income (loss)	(35,572,955)	158,297,113

Comprehensive income and expense attributable to controlling shareholders	(38,568,307)	154,941,847
Non-controlling shareholders	2,995,352	3,355,266

Total comprehensive income (loss)	(35,572,955)	158,297,113

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim consolidated statements of changes in equity

For the six-months period ended June 30, 2012

	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Other reserves	Total other reserves	Changes in retained earnings	Changes in equity attributable to parent company shareholders	Change in non-controlling interest	Change in net equity total
Opening balance as of January 1, 2012	927,804,431	477,341,095	(233,050,928)	9,825,606	20,502,844	(202,722,478)	1,673,809,533	2,876,232,581	87,751,213	2,963,983,794

Beginning balance	927,804,431	477,341,095	(233,050,928)	9,825,606	20,502,844	(202,722,478)	1,673,809,533	2,876,232,581	87,751,213	2,963,983,794
Change in equity	—	—	—	—	—	—	—	—	—	—
Comprehensive results	—	—	—	—	—	—	—	—	—	—
Earning (loss)	—	—	—	—	—	—	90,582,387	90,582,387	2,995,352	93,577,739
Other comprehensive results	—	—	(132,817,229)	3,666,535		(129,150,694)	—	(129,150,694)	—	(129,150,694)

Comprehensive results	—	—	—	—	—	—	—	(38,568,307)	2,995,352	(35,572,955)
Share issuance	328,213,255	(97,187,340)	—	—	—	—	—	231,025,915	—	231,025,915
Dividends			—	—	—	—	(22,553,716)	(22,553,716)	—	(22,553,716)
Option (call-put)	—	—	—	—	92,991,292	92,991,292	(1,078,874)	91,912,418	—	91,912,418
Stock option					1,148,782	1,148,782	—	1,148,782	—	1,148,782
Other increase/decrease	—	—	—	—	1,216,712	1,216,712	—	1,216,712	—	1,216,712
Increase (decrease) due to changes in ownership interest without a loss of control	—	—	—	—	(160,974,000)	(160,974,000)	—	(160,974,000)	(89,864,596)	(250,838,596)

Total change in equity	328,213,255	(97,187,340)	(132,817,229)	3,666,535	(65,617,214)	(194,767,908)	66,949,797	103,207,804	(86,869,244)	16,338,560

Ending balance, as of June 30, 2012	1,256,017,686	380,153,755	(365,868,157)	13,492,141	(45,114,370)	(397,490,386)	1,740,759,330	2,979,440,385	881,969	2,980,322,354

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim consolidated statements of changes in equity

For the six-months period ended June 30, 2011

	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Other reserves	Total other reserves	Changes in retained earnings	Changes in equity attributable to parent company shareholders	Change in non- controlling interest	Change in net equity total
Opening balance as of January 1, 2011	927,804,431	477,341,095	(310,945,441)	5,004,529	56,225,241	(249,715,671)	1,459,277,564	2,614,707,419	74,885,760	2,689,593,179

Beginning balance	927,804,431	477,341,095	(310,945,441)	5,004,529	56,225,241	(249,715,671)	1,459,277,564	2,614,707,419	74,885,760	2,689,593,179
Change in equity									—
Comprehensive results									—
Earning	—	—	—	—	—	—	127,324,704	127,324,704	5,907,345	133,232,049
Other comprehensive results	—	—	28,850,409	(1,233,266)		27,617,143	—	27,617,143	(2,552,079)	25,065,064

Comprehensive results	—	—	—	—	—	—	—	154,941,847	3,355,266	158,297,113
Dividends	—	—	—	—			(37,192,512)	(37,192,512)	—	(37,192,512)
Option (call-put)					(32,042,312)	(32,042,312)		(32,042,312)		(32,042,312)
Stock option	—	—	—	—	1,148,782	1,148,782	—	1,148,782		1,148,782
Other increase to net equity	—	—	—	—	1,078,515	1,078,515	—	1,078,515	—	1,078,515

Total change in equity	—	—	28,850,409	(1,233,266)	(29,815,015)	(2,197,872)	90,132,192	87,934,320	3,355,266	91,289,586

Ending balance, as of June 30, 2011	927,804,431	477,341,095	(282,095,032)	3,771,263	26,410,226	(251,913,543)	1,549,409,756	2,702,641,739	78,241,026	2,780,882,765

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim consolidated statements of cash flows

	For the six month period ended June 30,
	2012	2011
	ThCh$	ThCh$
Cash flows from (used in) operating activities
Types of revenues from operating activities
Revenue from sale of goods & provision of services	5,271,734,041	4,299,125,208
Proceeds from royalties, installments, commissions and other ordinary activities	506,077	3,743,907
Other operating activity revenue	7,219,120	6,175,987

Types of payments
Payments to suppliers for supply of goods & services	(4,280,761,716)	(3,574,264,015)
Payments to and on behalf of personnel	(552,261,031)	(419,284,889)
Other operating payments	(265,513,366)	(224,851,303)
Interest paid	(1,242,079)	(334,150)
Interest received	971,873	385,563
Taxes paid	(48,855,445)	(25,315,530)
Other cash inflows	12,202,745	(607,255)

Net cash flow from (used in) operating activities	144,000,219	64,773,523

Cash flows from (used in) investment activities
Purchase of participation in subsidiaries	(362,082,746)	—
Proceeds from sales of property, plant & equipment	14,237,766	423,723
Purchases of property, plant & equipment	(321,553,047)	(235,294,041)
Purchases of intangible assets	(6,024,954)	(1,067,630)
Dividends received	905,553	655,229
Interest received	1,078,962	1,665,143
Other Cash Flows (outflows) inflows	(5,578,286)	42,437,002

Net cash flow used in investment activities	(679,016,752)	(191,180,574)

Cash flows from (used in) financing activities
Proceeds from Share Issuance	240,005,943	—
Proceeds from borrowing at long-term	1,188,530,539	731,559,299
Proceeds from borrowing at short-term	502,818,482	180,595,956

Total loan proceeds from borrowing	1,931,354,964	912,155,255
Repayments of borrowing	(1,303,975,764)	(733,014,285)
Dividends paid	(53,259,383)	(55,713,543)
Interest paid	(78,371,135)	(54,515,394)
Other cash outflows	—	897,358

Net cash flow from financing activities	495,748,682	69,809,391

Net decrease in cash and cash equivalents before the effect of variations	(39,267,851)	(56,597,660)
Effects of variations in the exchange rate on cash and cash equivalents	(1,339,401)	2,450,962

Net decrease in cash and cash equivalents	(40,607,252)	(54,146,698)
Cash and cash equivalents at the beginning of the year	145,315,474	108,122,284

Cash and cash equivalents at the end of the period	104,708,222	53,975,586

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Notes to the unaudited interim condensed consolidated financial statements

Note 1—General information

Cencosud S.A. (hereinafter “Cencosud Group,” “the Company,” “the Holding,” “the Group”) taxpayer ID number 93.834.000-5 is a public corporation with an indefinite life, with its legal residence at Avda. Kennedy 9001, 4th floor, Las Condes, Santiago, Chile. The Company holds registry number 743 in the Securities Registrance of the Superintendence of Securities and Insurance and its shares are traded in the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Electronic Stock Exchange of Chile.

Cencosud S.A. is a retail operator in Latin America, which has active operations in Chile, Argentina, Brazil, Colombia and Peru, where it has developed a successful multi-format and multi-brand strategy reaching sales of ThCh$ 4,366,693,425 for the period of six months ended June 30, 2012.

The Company’s operations include supermarkets, hypermarkets, home improvement stores, department stores, shopping centers, as well as real estate development and financial services. The Company serves to the retail consumption needs of over 180 million customers.

Additionally, the Company operates other lines of business that complement its main retail operations, such as insurance brokerage, a travel agency, customer loyalty services and family entertainment centers. All of these services have gained recognition and prestige among customers, with brands that excel at quality and service.

This condensed consolidated interim financial information was approved for issue on August 31, 2012.

This condensed consolidated interim financial information is unaudited.

The Cencosud Group is controlled by the Paulmann family (62.4312% ownership interest).

Note 2—Summary of the main accounting policies

2.1 Basis of preparation

This condensed consolidated interim financial information for the six months ended June 30, 2012 and 2011 has been prepared in accordance with IAS 34, “Interim financial reporting.” The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December, 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Regarding the bussines combination with Johnson´s, as of June 30, 2012 the company is still in the measurement period, so has retrospectively adjusted the provisional amounts recognized at the acquisition date to December 31, 2012. (See Note 9).

2.2 New and amended standards and interpretations

There are no IFRS or IFRIC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2012, that would have a material impact on the group.

The new standards, interpretations and amendments that have been issued but are not in force for the 2012 period and for which early adoption has not been exercised, will not have material impact on the financial statements of the Company.

2.3 Accounting policies

The accounting policies adopted are consistent with those of the previous financial year, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income before tax.

Note 3—Risk management policies

The Company’s activities expose it to a variety of financial risks: market risk (including interest rate risk and foreign exchange rate risk), credit risk and liquidity risk.

The unaudited condensed interim consolidated financial statements do not include all financial risk management information and disclosure required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2011.

On June 29, 2012, in connection with the purchase by the Company of the remaining 38.6062% interest in Jumbo Retail Argentina S.A. from UBS A.G. London Branch, Cencosud S.A. and UBS A.G. London Branch agreed to terminate the purchase option (call) and put option (put) and associated rights and obligations between the parties. The accounting effects of this decision are recognized in equity under “other reserves.”

There have been no changes in the risk management policies and procedures since year end.

3.1 Valuation methodology (initially and subsequently)

Financial instruments that have been accounted for at fair value in the statement of financial position as of June 30, 2012 and December 31, 2011 have been measured using the methodologies set forth in IAS 39. Taking into account the nature and characteristics of the instruments maintained in its portfolio, the Company classifies its valuation methodologies in the three following levels:

Level I: Quoted values or prices in active markets for directly observable and identical assets and liabilities.

Level II: Inputs from valuation sources other than those derived from quoted values from Level I, but observable in the market for assets and liabilities, either directly (prices) or indirectly (obtained from prices).

Level III: Inputs for assets or liabilities that are not based on observable market data.

Currently, the valuation process involves internally developed valuation techniques, for which parameters and observable market inputs are used, mainly using the present value methodology.

The table below presents the percentage of financial instruments, classified under each level, compared to their total value.

As of June 30, 2012

				Classification level					Amortized cost
Classification	Group	Type	Note	Value		Level I	Level II	Level III
				ThCh$		%	%	%	%
At fair value through profit and loss	Mutual funds derivatives	Mutual fund shares	5		47,535,589	100	—	—
		Derivatives at fair in results Forwards	5			—	—	—	—
		Call option (call)	5			—	—	—	—
	Other financial instrument	Shares	5		38,083	100	—	—	—
		Highly liquid financial instruments	5		7,455,035	100	—	—	—

At maturity

Credit cards and trade receivables, net	Cash and cash equivalents	Cash balances			37,320,448	—	—	—	100
		Bank balances			61,530,773	—	—	—	100
		Short-term deposits			5,857,001		—	—	100
	Receivables	Credit card and trade receivables, net	6		1,036,053,302	—	—	—	100
	Receivables from related entities	Receivables from related entities, current			470,837	—	—	—	100
	Tax assets	Tax assets, current			15,690,842	—	—	—	100

Available-for-sale						—	—	—	—

Financial liabilities and payables	Bank loans	Current	12		666,692,985		—	—	100
		Non-current	12		553,401,275	—	—	—	100
	Bonds payable	Current	12		18,330,658	—	—	—	100
		Non-current	12		1,125,547,339	—	—	—	100
	Other loans (lease)	Current	12		5,405,927	—	—	—	100
		Non-current	12		22,573,726	—	—	—	100
	Deposits and savings Accounts	Current	12		119,778,467	—	—	—	100
		Non-current	12		50,652,252	—	—	—	100
	Debt purchase Bretas-Prezunic	Current	12		20,516,563	—	—	—	100
		Non-current	12		108,070,199	—	—	—	100
	Letters of credit	Current	12		10,509,317	—	—	—	100
	Trade payables	Current	13		1,255,493,205	—	—	—	100
		Non-current	13		9,736,320	—	—	—	100
	Withholding taxes	Current	13		135,799,163	— —	— —	— —	100 100
	Lease liabilities	Current	13		—	—	—	—	100
	Other payables	Current	13		368,042		—	—	100
	Payables to related entities	Current			943,267	—	—	—	100
	Tax liabilities	Current			26,839,227	—	—	—	100
	Other financial liabilities	Cross currency swaps	12		4,101,960	—	—	—	—
		Put options	12			—	—	—	—
								—

Hedges	Hedging derivatives	Cash flow hedging liabilities	12		5,184,393	—	100	—	—
		Fair value hedging liabilities	12		356,610	—	100	—	—
		Cash flow hedging assets	5		24,458,611	—	100	—	—
		Fair values hedging assets	5		12,735,486	—	100	—	—

*	Net present value of the redeemable amount

As of December 31, 2011

				Classification level				Amortized Cost
Classification	Group	Type	Note	Value	Level I	Level II	Level III
				ThCh$	%	%	%	%
At fair value through Profit and loss	Mutual funds	Mutual fund shares	5	43,067,809	100	—	—	—
	Derivatives	Derivatives at fair value with changes in results	5	2,060,000		100	—	—
		Call option (call)	5	171,402,489			100	—
	Other financial	Shares	5	36,891	100	—	—	—
	Instrument	Highly liquid financial instruments	5	5,362,015	100	—	—	—
At maturity Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances		48,823,361	—	—	—	100
		Bank balances		76,287,432	—	—	—	100
		Short-term deposits		20,204,681	—	—	—	100
	Receivables	Credit card and trade receivables, net	6	1,151,657,320	—	—	—	100
	Receivables from related entities	Receivables from related entities, current		82,334	—	—	—	100
	Tax assets	Tax assets, current		6,962,369	—	—	—	100
Available –for –sale				—	—	—	—	—

Financial liabilities and payables	Bank loans	Current	12	156,345,921	—	—	—	100
		Non-Current	12	645,878,724	—	—	—	100
	Bonds payable	Current	12	24,531,922	—	—	—	100
		Non-Current	12	1,141,130,894	—	—	—	100
	Other loans (lease)	Current	12	4,571,948	—	—	—	100
		Non-Current	12	16,372,497	—	—	—	100
	Deposits and savings Accounts	Current	12	135,423,328	—	—	—	100
		Non-Current	12	10,849,475	—	—	—	100
	Debt purchase Bretas	Non-Current	12	76,923,594	—	—	—	100
	Letters of credit	Current	12	10,722,087	—	—	—	100
	Trade payables	Current	13	1,388,459,617	—	—	—	100
		Non-Current	13	11,150,691	—	—	—	100
	Withholding taxes	Current	13	158,078,423	—	—	—	100
	Lease liabilities	Current	13	3,282,468	—	—	—	100
	Other payables	Current	13	1,000,211	—	—	—	100
	Payables to related entities	Current		1,447,631	—	—	—	100
	Tax liabilities	Current		40,490,319	—	—	—	100
	Other financial liabilities	Cross currency swaps	12	5,150,270	—	100	—	100
		Put options (*)	12	240,955,817	—	—	100	—

Hedges	Hedging derivatives	Cash flow hedging liabilities	12	2,111,594	—	100	—	—
		Fair value hedging liabilities	12	602,877	—	100	—	—
		Cash flow hedging assets	5	32,065,119	—	100	—	—
		Fair values hedging assets	5	14,914,495	—	100	—	—

(*) Net present value of the redeemable amount

Instruments classified as Level II consist mainly of interest rate and cross currency swaps that have been valued by discounting the future cash flows stipulated in the contract for both the asset and liability component of each instrument. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each component and inferred from transactions involving risk-free instruments in the relevant market. Instruments classified as Level III consist mainly of options contracts and financial derivatives. The fair value of these instruments has been determined using the net present value of discounted cash flows from the underlying asset and an analysis of market comparables.

In order to estimate the fair value of debt instruments not accounted for at amortized cost, the Company has estimated the cash flows from variable interest obligations using relevant swap curves. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each obligation and corresponds to the risk-free curve in the relevant market plus a credit spread inferred from the initial contractual conditions of each obligation.

3.2 Reclassifications

As of the end of this reporting period, the Company has not reclassified any entries in the aforementioned financial instrument categories.

Note 4—Estimates, judgement or criteria applied by management

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant processes employed made by management in applying the group’s accounting policies and the key sources of uncertainty with regard to estimation were the same as those that applied to the consolidated financial statements for the year ended December 31, 2011, with the exception of changes in estimates that are required in determining the provision for income taxes.

Note 5—Other financial assets, current and non current

The composition of this item as of June 30, 2012 and December 31, 2011 is as follows:

Other financial assets, current	As of June 30, 2012	As of December 31, 2011
	ThCh$	ThCh$
Shares	38,083	36,891
Mutual Funds Shares	47,535,589	43,067,809
Derivatives at fair value through profit and loss	—	2,060,000
Highly liquid financial instruments	7,455,035	5,362,015
Call option (*)	—	171,402,489

Total other financial assets, current	55,028,707	221,929,204

Other financial assets, non-current	As of June 30, 2012	As of December 31, 2011
	ThCh$	ThCh$
Hedging derivatives	37,194,097	46,979,614

Total other financial assets, non-current	37,194,097	46,979,614

Mutual Funds shares are mainly fixed rate investments.

(*) On June 29, 2012, in connection with the purchase by the Company of the remaining 38.6062% interest in Jumbo Retail Argentina S.A. from UBS A.G. London Branch, Cencosud S.A. and UBS A.G. London Branch agreed to terminate the purchase option (call) and put option (put) and associated rights and obligations between the parties. The accounting effects of this decision are recognized in equity under “other reserves.”

Note 6—Trade receivables and other receivables

Trade receivables and other receivables as of June 30, 2012 and December 31, 2011 are as follows:

Trade receivables and other receivables, net, current	As of June 30, 2012	As of December 31, 2011
	ThCh$	ThCh$
Trade receivables net, current	105,563,145	130,061,944
Credit card receivables net, current	462,869,511	496,758,427
Other receivables, net, current	271,194,365	287,019,174
Letters of credit loans	513,803	728,625
Consumer installment credit	43,450,888	15,812,537

Total	883,591,712	930,380,707

Trade receivables and other receivables, net, non-current	As of June 30, 2012	As of December 31, 2011
	ThCh$	ThCh$
Trade receivables net	286,068	304,780
Credit card receivables net	59,473,424	70,615,145
Other receivables, net	11,070,031	8,807,825
Letters of credit loans	12,392,413	10,802,064
Consumer installment credit	69,239,654	103,913,701

Total	152,461,590	194,443,515

Trade receivables and other receivables, gross, current	As of June 30, 2012	As of December 31, 2011
	ThCh$	ThCh$
Trade receivables gross, current	118,746,993	148,214,060
Credit card receivables gross, current	516,779,043	555,800,756
Other receivables gross, current	286,048,809	297,707,299
Letters of credit loans	864,396	728,625
Consumer installment credit	56,330,130	27,577,540

Total	978,769,371	1,030,028,280

Trade receivables and other receivables, gross, non-current	As of June 30, 2012	As of December 31, 2011
	ThCh$	ThCh$
Trade receivables gross	286,068	304,780
Credit card receivables gross	59,473,424	70,615,145
Other receivables gross	11,070,031	8,807,825
Letters of credit loans	12,392,413	10,802,064
Consumer installment credit	69,239,654	103,913,701

Total	152,461,590	194,443,515

Trade receivables and other receivables close to maturity	As of June 30, 2012	As of December 31, 2011
	ThCh$	ThCh$
Maturing in less than three months	556,198,075	630,485,364
Maturing between three and six months	100,037,661	69,940,662
Maturing between six and twelve months	108,124,229	101,265,124
Maturing in more than twelve months	152,461,590	194,443,515

Total	916,821,555	996,134,665

The maturity of past due trade receivables as of June 30, 2012 and December 31, 2011 is as follows:

Trade receivables fully matured but not impaired	As of June 30, 2012	As of December 31, 2011
	ThCh$	ThCh$
Maturing in less than three months	148,312,825	159,215,632
Maturing between three and six months	35,860,088	34,361,276
Maturing between six and twelve months	11,823,656	14,061,808
Maturing in more than twelve months	18,412,837	20,698,414

Total	214,409,406	228,337,1300

The roll-forward of the bad debt allowance is as follows:

Change in bad debt allowance	As of June 30, 2012	As of December 31, 2011
	ThCh$	ThCh$
Initial balance	99,647,573	63,083,764
Increase in reserve	58,497,006	114,175,472
Increase for business combination	—	15,350,400
Reserve uses	(23,272,581)	(68,835,977)
Decreases in reserve	(39,694,339)	(24,126,086)

Total	95,177,659	99,647,573

The maximum exposure to credit risk at the date of the report is the book value in each category of the trade account. The Company does not request collateral as a guarantee.

Note 7—Transactions with related parties

Transactions with related companies are based on immediate payment or collection or with a term of up to 30 days, and are not subject to special conditions. These operations comply with what is established in Articles 44 and 49 of Law N° 18,046 that regulates Chilean Corporations and are not material in the period.

7.1 Board of Directors and key management of the Company

The Board of Directors as of June 30, 2012 is comprised of the following people:

Board of Directors	Role	Profession

Horst Paulmann Kemna	President	Businessman

Heike Paulmann Koepfer	Director	Commercial Engineer

Peter Paulmann Koepfer	Director	Commercial Engineer

Roberto Oscar Philipps	Director	National Public Accountant

Cristian Eyzaguirre Johnston	Director	Economist

Sven Von Appen Behrmann	Director	Businessman

Erasmo Wong Lu	Director	Civil Engineer

David Gallagher Patrickson	Director	Economist

Julio Moura	Director	Engineer

Key management of the Company as of June 30, 2012 is composed of the following people:

Senior management	Position	Profession

Daniel Rodríguez	Corporate General Manager	Forest Engineer

Carlos Mechetti	Corporate Manager of Legal Matters	Attorney at law

Bronislao Jandzio	Corporate Audit Manager	Business Administrator

Pablo Castillo	Manager of Supermarkets Division	Commercial Engineer

Carlos Wulf	Manager of Homecenter Division	Naval Engineer

Renato Fernández	Manager of Corporate Affairs	Journalist

Jaime Soler	Manager of Department Stores Division	Commercial Engineer

Renzo Paonessa	Manager of Real Estate Division	Commercial Engineer

Marcelo Reyes	Corporate Risk Managing Director	Commercial Engineer

Patricio Rivas	Manager of Financial Retail Division	Commercial Engineer

Pietro Illuminati	Manager of Procurement	Industrial Engineer

Mauricio Soto	Corporate Digital Clients and Business Manager	Commercial Engineer

Rodrigo Hetz	Corporate Human Resources Management	Industrial Engineer

7.2 Board of Directors compensation

In accordance with Article 33 of Law N° 18,046 in regards to Corporations, the Ordinary Shareholders’ Meeting held on April 24, 2012, set the following amounts for the 2012 period:

•

Fees paid for attending Board sessions: payment of UF 200 each month for those holding the position of Director of the Board and twice this amount for the President and Vice-president of the Board, if and only if they attend a minimum of 10 ordinary sessions each year.

•	Fees paid for attending the Directors’ Committee: payment to each Director of UF 67 for each session they attend.

The details of the amount paid to Directors for the six-month periods ended June 30, 2012, and June 30, 2011, is as follows:

		For the period ended June 30,
Name	Role	2012	2011
		ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	49,644	43,453
Heike Paulmann Koepfer	Director	33,033	28,871
Peter Paulmann Koepfer	Director	24,822	21,789
Bruno Philippi Irarrázaval	Director	—	21,769
Roberto Oscar Philipps	Director	24,822	26,488
Cristián Eyzaguirre Johnston	Director	33,031	28,651
Sven von Appen Behmann	Director	24,822	21,779
Erasmo Wong Lu Vega	Director	24,822	21,934
Julio Moura Neto	Director	37,411	—
David Gallagher Patrickson	Director	33,033	13,343

Total		285,440	228,077

7.3 Compensation paid to senior management

	For the period ended June 30,
Key management compensation	2012	2011
	ThCh$	ThCh$
Salary and other short term employee benefits	2,335,000	2,481,000
Share-based payments	190,948	251,195

Total	2,525,948	2,732,195

The Cencosud Group has established an incentive plan, which rewards management for the achievement of individual objectives in the achievement of the Company’s results. These incentives are structured as a minimum and a maximum of gross compensation and are paid once a year.

NOTE 8—Inventory

The composition of this item as of June 30, 2012 and December 31, 2011 is as follows:

Inventory category	As of June 30, 2012	As of December 31, 2011
	ThCh$	ThCh$
Raw materials	5,390,868	3,399,366
Goods	872,928,087	819,944,380
Finished goods	433,548	305,559
Provisions	(53,146,049)	(54,176,854)

Total	825,606,454	769,472,451

The composition of inventories by business as of June 30, 2012 and December 31, 2011 is as follows:

	As of June 30, 2012
Inventory category	Department Stores	Supermarkets	Home Improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw materials	2,551,219	2,839,649	—	5,390,868
Goods	142,581,897	489,616,982	187,583,159	819,782,038
Finished goods	—	433,548	—	433,548

Total	145,133,116	492,890,179	187,583,159	825,606,454

	As of December 31, 2011
Inventory category	Department Stores	Supermarkets	Home Improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw materials	706,255	2,693,111	—	3,399,366
Goods	132,257,450	442,339,991	191,170,085	765,767,526
Finished goods	—	305,559	—	305,559

Total	132,963,705	445,338,661	191,170,085	769,472,451

The Company periodically appraises its inventory at their net realizable value, by separating the inventory for each line of business and verifying the age, inventory turnover, sales prices and seasonality. Any adjustments are carried against income of the period.

The goods included in inventory are valued at the lower of the purchase price or production cost, net of allowance for obsolescence and net realizable value.

The carrying amount of inventories at June 30, 2012 and December 31, 2011 to its fair value less selling costs is as follows:

	Inventories at net realizable as of
Types of inventory	June 30, 2012	December 31, 2011
	ThCh$	ThCh$
Inventory	31,285,211	30,835,953

Total	31,285,211	30,835,953

Note 9—Intangible assets

9.1 Intangibles assets other than goodwill

Intangible assets are mainly composed of software and brands acquired in business combinations. The detail as of June 30, 2012 and December 31, 2011 is as follows:

	As of
Intangibles assets other than goodwill, net	June 30, 2012	December 31, 2011
	ThCh$	ThCh$
Finite life intangible assets, net	58,525,798	60,918,919
Indefinite life intangible assets, net	479,820,186	465,839,256

Intangible assets, net	538,345,984	526,758,175

Patents, Trademarks and other rights, net	479,820,186	465,839,256
Software (IT)	26,177,985	24,008,338
Other identifiable intangible assets, net	32,347,813	36,910,581

Identifiable intangible assets, net	538,345,984	526,758,175

Intangibles assets other than goodwill, gross	June 30, 2012	December 31, 2011
	ThCh$	ThCh$
Finite life intangible assets, gross	111,859,085	109,591,630
Indefinite life intangible assets, gross	479,820,186	465,839,256

Intangible assets, gross	591,679,271	575,430,886

Patents, trade marks and other rights, gross	479,820,186	465,839,256
Software (IT)	68,704,125	63,901,802
Other identifiable intangible assets, gross	43,154,960	45,689,828

Identifiable intangible assets, gross	591,679,271	575,430,886

Accumulated amortization and value impairment	June 30, 2012	December 31, 2011
	ThCh$	ThCh$
Finite life intangible assets	(53,333,287)	(48,672,711)
Indefinite life intangible assets	—	—

Intangible assets, gross	(53,333,287)	(48,672,711)

Software (IT)	(42,526,140)	(39,893,464)
Other identifiable intangible assets	(10,807,147)	(8,779,247)

Accumulated amortization and value impairment	(53,333,287)	(48,672,711)

Other identifiable intangible assets mainly correspond to customer’s database.

Regardings the treatment of intangibles with an indefinite life, the recoverable amount is estimated annually at each closing or more frequently if events or changes in circumstances indicate a potential impairment.

The detail of the useful lives of intangible assets as of June 30, 2012 and December 31, 2011 is as follows:

Estimated useful lives or amortization rates used	Minimum life	Maximum life
Software products development costs	1	7
Patents, trademarks and other rights	Indefinite	Indefinite
Software (IT)	1	7
Other identifiable intangible assets	1	5

The details of the amounts of identifiable intangible assets that are individually significant as of June 30, 2012 is as follows:

Individually significant identifiable intangible assets	Book value 2012	Book value 2011	Remaining amortization period	Country of origin	Segment
	ThCh$	ThCh$
Paris Brand	326,363,010	326,363,010	Indefinite	Chile	Department stores
Johnson’s Brand	15,733,003	15,733,003	Indefinite	Chile	Department stores
Wong Brand	30,399,812	31,177,350	Indefinite	Peru	Supermarkets
Metro Brand	66,326,862	68,023,309	Indefinite	Peru	Supermarkets
Bretas Brand	20,965,855	23,326,525	Indefinite	Brazil	Supermarkets
Perini Brand	938,800	1,044,475	Indefinite	Brazil	Supermarkets
Pierre Cardin License	171,584	171,584	Defined	Chile	Department stores
Prezunic Brand	18,921,260	—	Indefinite	Brazil	Supermarkets

Total	479,820,186	465,839,256

The factors for considering the brands with indefinite useful lives over time are the following:

-	Verifiable history and expected use of the asset by the Company: This is the most important factor to consider in the definition of the useful life of the brand. The brands mentioned have a history of more than 80 years of successful existence in the market. The Company intends to maintain these brandsand consolidate them further in the long term.

-	Legal, regulatory or contractual limits to the useful life of the intangible asset: There are no legal, regulatory or contractual limits linked to the brands. The brands are duly protected and the pertinent registrations remain current.

-	Effects of obsolescence, demand, competition and other economic factors: The brands have a rating linked to strong national brands according to their history. This implies a low risk of obsolescence.

-	Maintenance of the necessary investment levels to produce the projected future cash flows: historic and projected cash flows for the brands are duly sustained with investments in marketing, publicity, technology, renovations and improvements to the retail infrastructure. They are efficient as a result of synergies and scale of operations, but are compatible and realistic for the industry. An increase in the other general administration expenses and necessary sales is also contemplated to sustain the projected increase in sales.

-	Relationship of the useful life of an asset or group of assets with the useful life of an intangible asset: The brands do not depend on the useful life of any asset or group of assets as they existed independently for a substantial time prior to the acquisitions, and they are not related to sectors subject to obsolescence from technological or other causes.

9.2 Goodwill

The detail of goodwill as of June 30, 2012 and December 31, 2011 is as follows:

ID (Unique tax number)	Company	December 31, 2011	Increase (decrease) adjustments for business combinations	Increase (decrease) foreign exchange	June 30, 2012
		ThCh$	ThCh$	ThCh$	ThCh$
	Constructora Reineta S.A.	255,783		(20,888)	234,895
	Blaisten S.A.	5,358,698		(437,592)	4,921,106
	E Wong S.A.	2,871,490		(71,613)	2,799,877
	Metro Inmobiliaria S.A.	1,572,955		(39,228)	1,533,727
	Mercantil Pizarro	3,070,295		(76,570)	2,993,725
	Supermercados El Centro	3,939,136		(98,239)	3,840,897
	Inmobiliaria Los Alamos S.A.C.	226,239		(5,642)	220,597
	GSW S.A.	244,176,508		(6,089,569)	238,086,939
	Gbarbosa Holding LLC	186,076,300		(18,826,323)	167,249,977
	Mercantil Rodríguez Comercial Ltda.	9,372,242		(948,239)	8,424,003
	Super Família Comercial de Alimentos Ltda.	12,160,417		(1,230,334)	10,930,083
	Perini Comercial de Alimentos Ltda.	7,050,928		(713,380)	6,337,548
	Irmaos Bretas Filhos e Cia. Ltda.	290,799,233		(29,325,315)	261,473,918
	Prezunic Comercial Ltda.	—	185,607,659	(18,362,843)	167,244,816
76.193.360-4	Umbrale S.A.	1,442,588		—	1,442,588
76.203.080-2	Mega Supermercado Infante Ltda.	3,598,780		—	3,598,780
78.072.360-2	Distribución y Administraciones Ltda.	5,900,758		—	5,900,758
78.509.620-7	Preaservice Ltda.	809,682		—	809,682
79.829.500-4	Comercializadora Foster Ltda.	4,536,210		—	4,536,210
83.274.300-3	Empresas Almacenes Paris S.A.	120,650,073		—	120,650,073
83.336.200-3	Montrone Pla S.A.	33,253,496		—	33,253,496
83.681.900-4	Supermercado Montecarlo S.A.	45,250,207		—	45,250,207
84.671.700-5	Santa Isabel S.A.	18,179,034		—	18,179,034
96.671.750-5	Easy S.A.	224,445		—	224,445
96.805.390-6	Proterra S.A.	1,003,013		—	1,003,013

Total		1,001,778,510	185,607,659	(76,245,775)	1,111,140,394

The detail of goodwill as of December 31, 2011 and December 31, 2010 is as follows:

ID (Unique tax number)	Company	December 31, 2010	Increase (decrease) adjustments for business combinations	Increase (decrease) foreign exchange	December 31, 2011
		ThCh$	ThCh$	ThCh$	ThCh$
	Constructora Reineta S.A.	249,512	—	6,271	255,783
	Blaisten S.A.	5,227,328	—	131,370	5,358,698
	E Wong S.A.	2,478,066	—	393,424	2,871,490
	Metro Inmobiliaria S.A.	1,357,444	—	215,511	1,572,955
	Mercantil Pizarro	2,649,633	—	420,662	3,070,295
	Supermercados El Centro	3,399,433	—	539,703	3,939,136
	Inmobiliaria Los Alamos S.A.C.	195,242	—	30,997	226,239
	GSW S.A.	210,721,791	—	33,454,717	244,176,508
	Gbarbosa Holding LLC	188,136,161	—	(2,059,861)	186,076,300
	Mercantil Rodríguez Comercial Ltda.	9,475,993	—	(103,751)	9,372,242
	Super Família Comercial de Alimentos Ltda.	15,114,917	(2,863,821)	(90,679)	12,160,417
	Perini Comercial de Alimentos Ltda.	9,660,490	(2,503,792)	(105,770)	7,050,928
	Irmaos Bretas Filhos e Cia. Ltda.	329,707,742	(37,272,936)	(1,635,573)	290,799,233
76.193.360-4	Umbrale S.A.	1,442,588	—	—	1,442,588
76.203.080-2	Mega Supermercado Infante Ltda.	3,598,780	—	—	3,598,780
78.072.360-2	Distribución y Administraciones Ltda.	5,900,758	—	—	5,900,758
78.509.620-7	Preaservice Ltda.	809,682	—	—	809,682
79.829.500-4	Comercializadora Foster Ltda.	4,536,210	—	—	4,536,210
83.274.300-3	Empresas Almacenes Paris S.A.	120,650,073	—	—	120,650,073
83.336.200-3	Montrone Pla S.A.	33,253,496	—	—	33,253,496
83.681.900-4	Supermercado Montecarlo S.A.	45,250,207	—	—	45,250,207
84.671.700-5	Santa Isabel S.A.	18,179,034	—	—	18,179,034
96.671.750-5	Easy S.A.	224,445	—	—	224,445
96.805.390-6	Proterra S.A.	1,003,013	—	—	1,003,013

Total		1,013,222,038	(42,640,549)	31,197,021	1,001,778,510

Goodwill is allocated to each store or group of stores, as appropriate, in each country and business segment (cash generating units). The following table details goodwill by business segment and country as of June 30, 2012 and December 31, 2011:

	As of,
Goodwill per segment and country	June 30, 2012	December 31, 2011
	ThCh$	ThCh$
Real Estate & Shopping—Argentina	234,895	255,783
Supermarkets—Chile	106,991,957	106,991,957
Supermarkets—Brasil	621,660,345	505,459,120
Supermarkets—Perú	249,475,762	255,856,623
Home Improvement—Argentina	4,921,106	5,358,698
Home Improvement—Chile	1,227,458	1,227,458
Department Stores—Chile	126,628,871	126,628,871

Total	1,111,140,394	1,001,778,510

The basis of the amount recoverable from the cash generating units is the value in use, which is determined by the net present value of the cash flows that the cash generating units will produce, discounted based on a rate of average cost of capital in line with the business of each country.

The financial projections for determining the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each cash generating unit and the budgets approved by the Board. Conservative growth rates are used for this purpose, which fluctuate between 0% and 3%, and nil after the fifth year of the projection; and the degree of maturity of each of the investments is taken into account. The most sensitive variables in these projections are the discount rates applied in the determination of the net present value of the projected cash flows, operating costs, store occupation factors and the market prices of the goods and services traded.

A differentiated discount rate is used for each country in which the Company operates, depending on the related risk. For purposes of the impairment tests, sensitivity tests are carried out for the discount rates applied in the financial projections, in a variation range of 5% to 10%. The above calculation shows that, even if the considered fluctuations are materialized it would not produce eventual impairments.

Prezunic Comercial Ltda.

On January 2, 2012 the Company’s subsidiary Cencosud Brasil Comercial Ltda. acquired 100% ownership of the Prezunic Comercial Ltda. shares pursuant to an acquisition agreement between the Company and Andrea Dias de Cunha and Marcio Dias da Cunha.

The total price of the shares was R$875,000,000 (ThCh$242,690,000) which was adjusted based on the variances in debt and work in capital of R$216,513,232 (ThCh$60,052,110), accordingly the total acquisition price net of adjustments was R$658,486,768 (ThCh$182,637,890).

The above mentioned price was paid in installment, including an initial payment of R$390,723,722 (ThCh$108,371,132) at the time of execution of the contract with the remaining amount to be paid in four annual installments from January 1, 2013 to January 1, 2016.

The acquired company operates 31 supermarkets stores, one distribution center and has more than 7,300 employees. As a result, the acquired company represents one of the market-leading supermarkets in the Rio de Janeiro state.

The Company is in the process of determining the fair value measurement of assets and liabilities. According to IFRS 3, the Company must conclude this process within one year following the acquisition. All related expenses have been recorded in the line item “Administrative expenses” of the Unaudited Condensed Interim Consolidated Statements of Income of the Company.

Assets	Recognized at fair value when acquired
ThCh$
Currents assets
Cash and cash equivalent	6,220,882

Assets	Recognized at fair value when acquired
Trade receivables and other receivables	37,311,771
Inventories	33,648,544
Current tax assets	999,408

Total current assets	78,180,605

Non-current assets
Intangible assets other than goodwill	21,238,774
Property, plant and equipment	40,489,257
Deferred income tax assets	672,688

Total non-current assets	62,400,719

Total assets	140,581,324

Net equity and liabilities	Recognized at fair value when acquired
ThCh$
Current liabilities
Other financial liabilities	63,038,343
Trade payables and other payables	61,392,392
Provisions	1,978,495
Current income tax liabilities	7,535,255
Other non financial liabilities, current	4,217,781

Total current liabilities	138,162,266

Non-current liabilities
Total non-current liabilities	5,388,827

Total liabilities	143,551,093

Net equity
Total net equity	—
Total net equity and liabilities	143,551,093

Net liabilities	(2,969,769)
Price paid	182,637,890

Goodwill	185,607,659
Difference cumulative currency translation	(18,362,843)

Goodwill at June 30, 2012	167,244,816

Intangible assets/ brands	—

Sociedad Retail S.A. (Johnson’s Group)

In connection with the acquisition of Sociedad Retail S.A. (Johnson’s Group) on January 2, 2012, the Company paid the remaining outstanding amount of the purchase price of Ch$11,029,654. This amount is included in the line “Purchase of participation in subsidiaries” in the Unaudited Condensed Interim Consolidated Statements of Cash Flows. Additionally, on January 6, 2012, Sociedad Retail S.A. merged with Cencosud Retail S.A. As of June 30, 2012, the Company is still in the measurement period, and has therefore retrospectively adjusted the provisional amounts recognized at the acquisition date based on IFRS 3. The disclosures have been adjusted as follows:

Assets		Recognized at fair value when acquired	Book value as of December 20, 2011
		ThCh$	ThCh$
	Note
Intangible assets other than goodwill	9	25,571,461	460,218
Short term provisions	13	1,303,951	962,480
Long-term provisions	13	26,680,193	3,869,491
Deferred tax liabilities		874,120	300,640
Retained earnings	14	(32,084,436)	(33,470,026)

Assets	Recognized at fair value when acquired	Book value as of December 20, 2011
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	14,831,074	14,831,074
Other financial assets, current	790,995	790,995
Trade debtors and other accounts receivables	25,671,000	25,671,000
Inventories	19,313,441	19,313,441
Current tax assets	610	610

Total current assets	60,607,120	60,607,120

Non-current assets
Trade debtors and other accounts receivable, non-current	7,672,388	7,672,388
Intangible assets other than goodwill	25,571,461	460,218
Property, plant and equipment	56,697,426	56,697,426
Deferred income tax liabilities	18,546,106	18,546,106

Total non-current assets	108,487,381	83,376,138

Total assets	169,094,501	143,983,258

Net equity and liabilities	Recognized at fair value when acquired	Book value as of December 20, 2011
	ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	6,175,012	6,175,012
Trade creditors and other accounts payable	60,632,553	60,632,553
Intercompany accounts receivable, current	2,439,604	2,439,604
Other short-term provisions	1,303,951	962,480
Tax liabilities, current	22,680	22,680
Employee benefit provisions, current	1,008,751	1,008,751
Other non-financial liabilities, current	41,007	41,007

Total current liabilities	71,623,558	71,282,087

Non-current liabilities
Other financial liabilities, non-current	16,622,221	16,622,221
Non-current liabilities	274,862	274,862
Other long-term provisions	26,680,193	3,869,491
Deferred income tax liabilities	874,120	300,640

Total non-current liabilities	44,451,396	21,067,214

Total liabilities	116,074,954	92,349,301

Net equity
Paid in capital	—	82,335,911
Retained earnings (accumulated losses)	—	(33,470,026)
Other reserves		2,768,072

Net equity attributable to equity instrument holders:
Net of controlling entity	—	51,633,957

Total net equity and liabilities		143,983,258

Net Assets	(53,019,547)	—
Price paid	39,642,000	—
Negative goodwill at December 31, 2011	13,377,547	—

Note 10—Property, plant and equipment

10.1 The composition of this item as of June 30, 2012 and December 31, 2011 is as follows:

	As of
	June 30, 2012	December 31, 2011
	ThCh$	ThCh$
Construction in progress	287,404,242	351,068,952
Land	597,403,042	591,652,467
Buildings	600,002,605	612,325,234
Plant and equipment	274,776,422	216,228,942
Information technology equipment	30,800,946	23,368,520
Fixed installations and accessories	311,418,986	258,039,171
Motor vehicles	1,214,646	1,080,179
Leasehold improvements	198,299,794	162,306,720
Other property, plant and equipment	44,079,370	44,219,005

Total	2,345,400,053	2,260,289,190

	As of
Property, plant and equipment categories, gross	June 30, 2012	December 31, 2011
	ThCh$	ThCh$
Construction in progress	287,404,242	351,068,952
Land	597,403,042	591,652,467
Buildings	766,431,873	777,068,292
Plant and equipment	546,434,749	473,027,687
Information technology equipment	118,269,677	109,335,090
Fixed installations and accessories	523,974,027	454,074,850
Motor vehicles	5,106,055	4,424,610
Leasehold improvements	245,196,428	200,037,294
Other property, plant and equipment	49,757,707	49,582,973

Total	3,139,977,800	3,010,272,215

	As of
Accumulated depreciation and impairment of property, plant and equipment	June 30, 2012	December 31, 2011
	ThCh$	ThCh$
Buildings	(166,429,268)	(164,743,058)
Plant and equipment	(271,658,327)	(256,798,745)
Information technology equipment	(87,468,731)	(85,966,570)
Fixed installations and accessories	(212,555,041)	(196,035,679)
Motor vehicles	(3,891,409)	(3,344,431)
Leasehold improvements	(46,896,634)	(37,730,574)
Other property, plant and equipment	(5,678,337)	(5,363,968)

Total	(794,577,747)	(749,983,025)

10.2 The following table shows the technical useful lives of assets.

Useful life for the depreciation of property, plant and equipment (life)	Rate explanation	Minimum Life	Maximum Life
Buildings	Useful Life (years)	25	60
Plant and equipment	Useful Life (years)	7	20
Information technology equipment	Useful Life (years)	3	7
Fixed installations and accessories	Useful Life (years)	7	15
Motor vehicles	Useful Life (years)	1	5
Leasehold improvements	Useful Life (years)	5	35
Other property plant and equipment	Useful Life (years)	3	15

Note 11—Investment properties

11.1 The roll-forward of investment properties at June 30, 2012 and December 31, 2011 is the following:

	As of
Roll-forward of Investment properties, net, fair value method	June 30, 2012	December 31, 2011
	ThCh$	ThCh$
Investment properties, net, cost model, beginning balance	1,310,143,075	1,187,154,458
Increase due to reappraisal with impact to income	39,159,740	72,797,791
Additions, investment properties, fair value method	72,100,728	149,857,170
Transfer to (from) inventory, investment properties, fair value method	1,557,396	—
Transfer to (from) owner-occupied property, investment property, cost model	—	(113,224,496)
Retirement, investment properties, fair value method	(1,159)	(4,563,481)

Increase (decrease) in foreign exchange rate, Investment
Properties, fair value method	(24,647,732)	18,121,633

Changes in investment properties, fair value method, total	88,168,973	122,988,617

Investment properties, fair value method, ending balance	1,398,312,048	1,310,143,075

11.2 Income and expense from investment properties

	As of June 30,
	2012	2011
	ThCh$	ThCh$
Revenue from investment property leases	69,542,623	60,469,930
Direct expense of operation of investment properties which generate lease revenue	23,422,440	18,403,983
Direct expense of operation of investment properties which do not generate lease revenue	—	—

11.3 As of June 30, 2012, and December 31, 2011, investment properties are not encumbered.

11.4 As of June 30, 2012, and December 31, 2011, there are no commitments to acquire investment properties.

11.5 There are no restrictions on ownership of assets.

11.6 The Company is applying the exception included in IFRS 40 (paragraph 53) in connection with the construction of the Costanera Center, because the fair value is not reliably determinable on a continuing basis.

Note 12—Other financial liabilities, current and non-current

The composition of this item as of June 30, 2012 and December 31, 2011 is as follows:

12.1 Types of interest-bearing loans

	Balance as of 06/30/2012		Balance as of 12/31/2011
Loans	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	666,692,985	553,401,275	156,345,921	645,878,724
Bond debt	18,330,658	1,125,547,339	24,531,922	1,141,130,894
Other loans	5,405,927	22,573,726	4,571,948	16,372,497
Time deposits	115,920,468	50,652,252	142,602,017	—
Term savings accounts	1,038,512	—	1,033,220	—
Letters of credit	—	10,509,317	—	10,849,475
Deposits and other demand deposits	2,819,487	—	2,510,178	—
Debt purchase Bretas-Prezunic	20,516,563	108,070,199	—	57,126,496

Total Loans	830,724,600	1,870,754,108	331,595,206	1,871,358,086

Financial liabilities at fair value through profit or loss	Balance as of 06/30/2012		Balance as of 12/31/2011
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities (Non-hedging derivatives)	4,101,960	—	5,150,270	—

Other financial liabilities (Hedging derivatives)	1,201,341	4,339,662	1,121,549	1,592,922
Other financial liabilities option(*)	—	—	240,955,817	—

Total financial liabilities	5,303,301	4,339,662	247,227,636	1,592,922

Total	836,027,901	1,875,093,770	578,822,842	1,872,951,008

(*)	Net present value of the redeemable amount.

Bank loans correspond to loans from banks and financial institutions.

Bond debt corresponds to bonds placed in public securities markets or issued to the public in general.

Other financial liabilities includes derivative contracts (cross currency swaps) and the fair value of options contracts incorporated into the agreements between Cencosud S.A. and UBS A.G. London Branch “UBS.”

12.2 Restrictions.

Loan agreements and outstanding bonds of the Company contain a number of covenants requiring compliance with certain financial ratios and other tests. The most restrictive financial covenants under these loan agreements and bonds require maintenance of:

-	A ratio of consolidated net financial debt to consolidated net worth not exceeding 1.2 to 1;

-	A ratio of consolidated net financial debt to EBITDA (as defined in the relevant credit agreements) for the most recent four consecutive fiscal quarters prior to each report date of less than 4.25 to 1;

-	A ratio of EBITDA (as defined in the relevant credit agreements) for the most recent four consecutive fiscal quarters to consolidated financial expense prior to each report date of at least 3.0 to 1;

-	Unencumbered assets in an amount equal to at least 120% of total outstanding liabilities;

-	Minimum consolidated assets of at least UF50.5 million; and

-	Minimum consolidated net worth of at least UF28.0 million.

As of June 30, 2012 and December 31, 2011 the Company was in compliance with the aforementioned financial debt covenants.

12.3 Short term facilities

In order to finance the acquisition of Prezunic, on January 2, 2012, the Company entered into a Ch$127.73 billion short-term facility with Banco Santander Chile, as lender (“Santander Short-Term Loan”).

The Santander Short-Term Loan matures on December 28, 2012, and has an annual interest rate equal to the Tasa Bancaria (the Banking Interest Rate, or “TAB”), established by the Asociación de Bancos e Instituciones Financieras (the Association of Banks and Financial Institutions, or “ABIF”), plus 0.4%. On August 2, 2012, the company repaid the total of this facility.

On March 13, 2012, the Company entered into a short-term facility for approximately U.S.$200 million with an affiliate of Banco Bilbao Vizcaya Argentaria, S.A., as lender, to finance our investing activities, including capital expenditures, and to refinance certain short-term liabilities, including repayment of overdraft lines (“BBVA Short-Term Loan”). The BBVA Short-Term Loan bears interest at an annual rate of the Tasa Cámara, an indexed interest rate established by ABIF, plus 1.86%, and has a maturity date of March 13, 2013. On July 27,2012 the Company paid U.S.$200 million of this short term facility.

On April 27, 2012, the Company entered into a U.S.$750 million committed credit facility with J.P. Morgan Chase National Association, an affiliate of J.P. Morgan Securities LLC (“J.P. Morgan”), Morgan Stanley Bank, N.A., an affiliate of Morgan Stanley & Co. LLC (“Morgan Stanley”), The Bank of Tokyo—Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank Ltd., as lenders, (the “J.P. Morgan Credit Facility”) in order to finance the Company´s short-term funding requirements, including capital expenditures, interest expense and tax obligations. As of May 7, 2012, amounts drawn under the J.P. Morgan Credit Facility totaled U.S.$250 million. The J.P. Morgan Credit Facility bears an interest rate of LIBOR, as adjusted for statutory reserve requirements for eurocurrency liabilities, plus a margin of 1.25% for the first six months, 1.50% for the following three months, and 1.75% thereafter. The J.P. Morgan Credit Facility matures on March 13, 2013. On August 2, 2012 the company repaid US$250 million.

Note 13—Provisions and other liabilities

13.1 Provisions

13.1.1 The composition of this item as of June 30, 2012 and December 31, 2011 is as follows:

Accruals and provision	Current		Non-current
	As of		As of
	06/30/2012	12/31/2011	06/30/2012	12/31/2011
	ThCh$	ThCh$	ThCh$	ThCh$
Legal provision	21,053,037	15,425,204	55,204,316	55,049,716
Onerous contracts provision (*)	2,179,335	637,847	26,688,521	28,101,302

Total	23,232,372	16,063,051	81,892,837	83,151,018

(*) As of June 30, 2012, the valuation measurement period for the Johnson´s acquisition remains unexpired, and therefore the Company has retrospectively adjusted the provisional amounts regarding onerous contracts recognized at the acquisition date.

13.2 Roll-forward of provisions:

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance 01/01/2012	70,474,920	28,739,149	99,214,069

Movements in Provisions:
Additional provisions	11,310,250	—	11,310,250
Increase (decrease) in existing provisions	2,551,429	(103,734)	2,447,695
Acquisitions through business combinations	1,978,495	232,441	2,210,936
Utilized	(3,444,401)	—	(3,444,401)
Not utilized	(38,328)	—	(38,328)
Increase (decrease) in foreign exchange rate	(6,575,012)	—	(6,575,012)

Changes in provisions, total	5,782,433	128,707	5,911,140

Total provision, final balance as of 06/30/2012	76,257,353	28,867,856	105,125,209

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance 01/01/2011	53,409,957	2,258,298	55,668,255

Movements in Provisions:
Additional provisions	9,643,074	—	9,643,074
Increase (decrease) in existing provisions	3,609,389	(571,322)	3,038,067
Acquisitions through business combinations	8,811,324	27,052,173	35,863,497
Utilized	(5,143,603)	—	(5,143,603)
Increase (decrease) in foreign exchange rate	144,779	—	144,779

Changes in provisions, total	17,064,963	26,480,851	43,545,814

Total provision, final balance as of 12/31/2011	70,474,920	28,739,149	99,214,069

The onerous contracts balances have been retrospectively modified to adjust the provisional amounts recognized at Johnson’s acquisition date (see Note 9).

Note 14—Equity

14.1 Paid-in capital

As of June 31, 2012, the authorized, subscribed and paid-in capital amounts to ThCh$1,256,017,686.

14.2 Subscribed and paid shares

At the extraordinary shareholders meeting held on March 1, 2012, the shareholders agreed to modify the agreement previously approved at the Cencosud S.A. shareholders meeting held on April 29, 2011, of a capital increase of the Company to be effected through the issuance of 270,000,000 shares. On March 1,2012, the shareholders also authorized the Board of Directors to offer a portion of these shares in the international capital markets and also authorized the Board of Directors to determine the issuance price of the shares. 27,000,000 of these shares were set aside for option compensations plans for executives.

The referential share price reported to the SVS (Superintendencia de Valores y Seguros) was ThCh$3,555.56. The final issue share price was ThCh$2,600 per share.

In connection with share issuance, 59,493,000 shares were issued in the United States of America in the form of American Depositary Shares (ADSs), the rest of the 210,507,000 shares were issued in the local market in Chile.

As of June 30, 2012, 92,309,978 shares were subscribed and paid, and an amount of ThCh$328,213,255 was recorded as capital increase and ThCh$97,187,340 was recognized as under price (paid–in surplus).

As of June 30, 2012, the Company’s capital is represented by 2,356,413,193 shares without par value. As of June 30, 2012, 217,601,823 issued shares were pending of subscription and payment, of which 39,911,801 expired on April 25, 2012; 150,690,022 will expire on April 25th 2015; and 27,000,000 will expire on April 29th 2017.

14.3 Dividends

For the six-months period ended June 30th, 2012, the Company recognized a provision for dividends amounting to ThCh$16,656,945 (ThCh$34,132,598 for the same period of June 30,2011) in accordance with the Company’s dividend policy and Chilean Law.

At the ordinary shareholders meeting on April 24, 2012, shareholders approved the payment of a dividend with charge to year 2011 of Ch$23.52339 per share, or an aggregate amount of ThCh$53,259,383, payable on May 4, 2012.

14.4 Changes in ownership interest

The increase (decrease) due to changes in ownership interest without a loss of control presented in the statement of changes in equity reflect the effect of the exchange of shares between Cencosud S.A. and the minority shareholders in connection with the merger of two companies of the Group, which resulted in an increase in the Company’s ownership percentage in subsidiary Cencosud Retail.

On June 29, 2012, the Company filed an official notice of an essential event, or “Hecho Esencial,” with the SVS, pursuant to Article 9 and second paragraph of Article 10 of Act number 18.045 of the Republic of Chile, and Section II of the General Rule No. 30 of the SVS, announcing the acquisition by the Company of 38.606% of the capital stock (the “Shares”) of Jumbo Retail Argentina S.A., a company incorporated under the laws of Argentina, from UBS A.G. London Branch, for an amount of US$483,583,333.00.

Note 15—Breakdown of significant results

The items by function from the Statements of Income by Function are described as follows in 15.1, 15.2 and 15.3.

	For the six month period ended June 30,
Expenses by nature of income by function	2012	2011
	ThCh$	ThCh$
Cost of sales	3,139,475,073	2,520,167,339
Distribution cost	9,562,131	6,790,090
Administrative expenses	925,226,314	708,224,430
Other expenses by function	75,789,479	66,302,680

Total	4,150,052,997	3,301,484,539

15.1 Expenses by nature

The following is a breakdown of the main operating and management costs and expenses of the Cencosud Group for the following periods:

	For the six month period ended June 30,
Expenses by nature	2012	2011
	ThCh$	ThCh$
Cost of goods sold	3,028,764,410	2,435,119,748
Other cost of sales	110,710,663	85,047,591
Personnel expenses	559,947,656	419,253,380
Depreciation and amortization	66,529,459	57,981,841
Distribution cost	9,562,131	6,790,090
Function costs and others	75,789,479	66,302,680
Consumption or living expenses	51,711,170	40,739,309
Cleaning	25,034,021	20,293,976
Safety and security	25,494,315	19,879,479
Maintenance	31,957,863	24,748,280
Professional fees	21,704,568	14,808,172
Bags for customers	14,599,093	13,093,873
Credit card commission	38,407,775	29,313,381
Other	89,840,394	68,112,739

Total	4,150,052,997	3,301,484,539

15.2 Personnel expenses

The following is a breakdown of personnel expenses for the following periods:

	For the six month period ended June 30,
Personnel expenses	2012	2011
	ThCh$	ThCh$
Salaries	446,675,576	328,288,807
Short-term employee benefits	100,837,776	83,589,211
Termination benefits	12,434,304	7,375,362

Total	559,947,656	419,253,380

15.3 Other (losses) gains

	For the six month period ended June 30,
	2012	2011
	ThCh$	ThCh$
Properties sales	2,110,920	—
UBS Call / Put Option	(16,258,777)	(3,958,663)
Other net (losses) gains	5,636,530	1,300,801

Total	(8,511,327)	(2,657,862)

15.4 Other operating income

	For the six month period ended June 31,
	2012	2011
	ThCh$	ThCh$
Sell carton & wraps	1,550,699	2,858,729
Recovery of fees	409,881	380,614
Increase from revaluation of investment properties	39,159,740	20,362,428
Other income	801,023	437,609

Total	41,921,343	24,039,380

15.5 Financial results

The following is the financial income detailed for the periods ended:

	For the six month period ended June 30,
Financial results	2012	2011
	ThCh$	ThCh$
Financial income	4,688,276	5,913,419

Financial income	4,688,276	5,913,419
Bank loan expenses	(49,486,872)	(32,930,018)
Bond debt expenses	(29,552,863)	(26,355,733)
Interest on bank loans	(5,607,980)	(4,288,336)
Valuation of financial derivatives, instruments	(13,366,155)	(5,709,357)

Financial expenses	(98,013,870)	(69,283,444)
Results from price level restatement Chile	(9,841,332)	(12,670,254)
Results from price level restatement Brazil	(3,918,830)	(3,863,226)
Results from price level restatement other	(268,469)	(243,287)

Results from price level restatement	(14,028,631)	(16,776,767)
Financial debt IFC-ABN Argentina	(2,394,291)	(2,501,479)
Bond debt USA and Peru	1,638,630	(456,300)
Financial debt Peru	(953,566)	1,003,258
Other exchange rate difference	(897,340)	(2,618)

Exchange rate difference	(2,606,567)	(1,957,139)

Financial results total	(109,960,792)	(82,103,931)

Note 16—Information by segment

The Company reports the information by segment according to IFRS 8 “Operating Segments.” An operating segment is defined as a component of an entity over which separated financial information is available and is regularly reviewed.

In the information by segments, all transactions between the different operating segments have been eliminated.

16.1 Segmentation criteria

For management purposes, the Company is organized in five operative divisions: Supermarkets, Shopping Centers, Home Improvement Stores, Department Stores and Financial Services. These segments are the basis on which the Company makes decisions with respect to its operations and resource allocation.

The operative segments are disclosed in a similar way with the presentation of the internal reports used by management in the control and decision-making process, considering the segments from a point of view according to the type of business and geographical area.

The operating segments that are reported derive their revenues mainly from the sale of products and rendering of services to final retail consumers.

The remaining minor activities, including primarly travel agency and family-entertainment centers businesses, plus certain consolidation adjustments and corporate expenses administered centrally, are included in the segment “Support services, financing, adjustments and other.”

16.2 Regional information by segment

The segment information which is delivered to the chief operating decision maker (“Board of Directors”) of the reportable segments for the six-month periods ended June 30, 2012 and 2011, is as follows:

Regional information, by segment

Consolidated statement of income for the six month period ended June 30, 2012	Supermarkets	Shopping Centers	Home Improvement	Department Stores	Financial Services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	3,236,209,791	69,542,623	513,733,625	395,875,316	144,122,196	7,209,874	4,366,693,425
Cost of sales	(2,435,889,266)	(10,105,189)	(352,411,703)	(285,795,120)	(53,954,570)	(1,319,225)	(3,139,475,073)

Gross margin	800,320,525	59,437,434	161,321,922	110,080,196	90,167,626	5,890,649	1,227,218,352

Other revenues by function	2,373,972	39,198,138	103,656	184,227	55,631	5,719	41,921,343
Sales, general and administrative expenses	(669,625,359)	(13,317,251)	(131,143,908)	(106,184,180)	(51,243,407)	(39,063,819)	(1,010,577,924)
Financial expenses and income, net	—	—	—	—	—	(93,325,594)	(93,325,594)
Participation in profit or loss of equity method associates	67,860	2,173,072	—	—	(974)	—	2,239,958
Exchange differences	—	—	—	—	—	(2,606,567)	(2,606,567)
Losses from indexation	—	—	—	—	—	(14,028,631)	(14,028,631)
Other earnings, net	—	—	—	—	—	(8,511,327)	(8,511,327)
Income tax	—	—	—	—	—	(48,751,871)	(48,751,871)
Comprehensive income and expenses from non-controlling interests						(2,995,352)	(2,995,352)

Profit attributable to controlling shareholders	133,136,998	87,491,393	30,281,670	4,080,243	38,978,876	(203,386,793)	90,582,387

Depreciation and amortization	40,711,441	952,272	8,506,017	13,224,727	1,549,357	1,585,645	66,529,459

For the six month period ended June 30, 2011
Revenues from ordinary activities	2,587,947,026	60,469,930	442,989,911	309,183,533	138,212,502	7,045,090	3,545,847,992
Cost of sales	(1,946,946,132)	(8,676,882)	(305,693,595)	(220,254,077)	(35,609,911)	(2,986,742)	(2,520,167,339)

Gross margin	641,000,894	51,793,048	137,296,316	88,929,456	102,602,591	4,058,348	1,025,680,653

Other revenues by function	3,510,642	20,419,610	70,849	4,790	20,075	13,414	24,039,380
Sales, general and administrative expenses	(507,721,102)	(9,727,101)	(109,548,300)	(75,600,139)	(45,300,688)	(33,419,870)	(781,317,200)
Financial expenses and income, net	—	—	—	—	—	(63,370,025)	(63,370,025)
Participation in profit or loss of equity method associates	(3,455)	1,693,898	—	—	(1,114)	—	1,689,329
Exchange differences	—	—	—	—	—	(1,957,139)	(1,957,139)
Losses from indexation	—	—	—	—	—	(16,776,767)	(16,776,767)
Other earnings, net	—	—	—	—	—	(2,657,862)	(2,657,862)
Income tax	—	—	—	—	—	(52,098,320)	(52,098,320)
Comprehensive income and expenses from non-controlling interests	—	—	—	—	—	(5,907,345)	(5,907,345)

Profit attributable to controlling shareholders	136,786,979	64,179,455	27,818,865	13,334,107	57,320,864	(172,115,566)	127,324,704

Depreciation and amortization	36,498,192	1,138,581	8,268,651	8,401,852	1,515,571	2,158,994	57,981,841

The Company controls the results of each of the operating segments, at the level of revenues, costs and management expenses. The support services, exchange rates, readjustments, taxes and non-recurring income and expense, or financial income, are not allocated, as they are centrally managed.

16.3 Gross margin by country and segment

Gross margin by country and segment

For the six month period ended June 30, 2012	Total	Shopping Supermarkets	Home Centers	Department Improvement	Financial Services	Support services, Financing, adjustments services	Consolidated and other
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile
Ordinary income, total	959,737,148	35,101,043	196,288,560	395,875,316	115,328,250	1,366,823	1,703,697,140
Cost of sales	(732,072,325)	(2,395,408)	(144,899,585)	(285,795,120)	(43,919,108)	(228,123)	(1,209,309,669)

Gross margin	227,664,823	32,705,635	51,388,975	110,080,196	71,409,142	1,138,700	494,387,471

Argentina
Ordinary income, total	861,579,280	31,051,820	296,064,965	—	21,143,433	5,204,168	1,215,043,666
Cost of sales	(605,678,292)	(7,198,051)	(191,675,563)	—	(5,254,449)	(1,035,163)	(810,841,518)

Gross margin	255,900,988	23,853,769	104,389,402	—	15,888,984	4,169,005	404,202,148

Brazil
Ordinary income, total	1,076,113,325	—	—	—	2,350,261	—	1,078,463,586
Cost of sales	(841,175,247)	—	—	—	—	—	(841,175,247)

Gross margin	234,938,078	—	—	—	2,350,261	—	237,288,339

Peru
Ordinary income, total	338,780,040	3,389,761	—	—	5,300,252	638,881	348,108,934
Cost of sales	(256,963,401)	(511,730)	—	—	(4,781,013)	(55,940)	(262,312,084)

Gross margin	81,816,639	2,878,031	—	—	519,239	582,941	85,796,850

Colombia
Ordinary income, total	—	—	21,380,099	—	—	—	21,380,099
Cost of sales	—	—	(15,836,555)	—	—	—	(15,836,555)

Gross margin	—	—	5,543,544	—	—	—	5,543,544

Gross margin by country and segment

For the three month period ended June 30,2011	Supermarkets	Shopping Centers	Home Improvement	Department Stores	Financial Services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	844,482,404	30,471,777	185,294,173	309,183,533	116,296,441	2,487,717	1,488,216,045
Cost of sales	(645,635,264)	(2,066,222)	(136,028,652)	(220,254,077)	(28,787,960)	(1,150,213)	(1,033,922,388)

Gross margin	198,847,140	28,405,555	49,265,521	88,929,456	87,508,481	1,337,504	454,293,657

Argentina
Ordinary income, total	719,413,793	27,365,629	239,298,676	—	15,650,978	3,124,099	1,004,853,175
Cost of sales	(512,280,735)	(6,243,517)	(156,410,074)	—	(5,050,570)	(1,313,951)	(681,298,847)

Gross margin	207,133,058	21,122,112	82,888,602	—	10,600,408	1,810,148	323,554,328

Brazil
Ordinary income, total	743,468,452	—	—	—	3,730,576	—	747,199,028
Cost of sales	(577,686,066)	—	—	—	—	—	(577,686,066)

Gross margin	165,782,386	—	—	—	3,730,576	—	169,512,962

Peru
Ordinary income, total	280,582,376	2,632,523	—	—	2,534,507	1,433,276	287,182,682
Cost of sales	(211,344,066)	(367,143)	—	—	(1,771,381)	(522,579)	(214,005,169)

Gross margin	69,238,310	2,265,380	—	—	763,126	910,697	73,177,513

Colombia
Ordinary income, total	—	—	18,397,062	—	—	—	18,397,062
Cost of sales	—	—	(13,254,869)	—	—	—	(13,254,869)

Gross margin			5,142,193				5,142,193

16.4 Regional information by segment: Non-current assets and current assets

Regional information by segment

Non-current assets at June 30, 2012	Supermarkets	Shopping Centers	Home Improvement	Department Stores	Financial Services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets, non-current	—	—	—	—	—	37,194,097	37,194,097
Other non-financial assets, non-current	—	—	—	—	—	34,862,595	34,862,595
Trade receivables and other receivables, non-current	9,307,021	—	—	—	141,105,490	2,049,079	152,461,590
Equity method investments	923,671	38,731,203	—	—	11,707	—	39,666,581
Intangible assets other than goodwill	137,552,589	—	—	136,658,900	205,608,697	58,525,798	538,345,984
Goodwill	—	—	—	—	—	1,111,140,394	1,111,140,394
Property, plant and equipment	1,431,313,025	203,111,724	364,717,403	286,941,033	7,674,276	51,642,592	2,345,400,053
Investment property	—	1,398,312,048	—	—	—	—	1,398,312,048
Income tax assets, non-current	—	—	—	—	—	9,359,417	9,359,417
Deferred income tax assets	—	—	—	—	—	170,482,287	170,482,287

Total non-current assets	1,579,096,306	1,640,154,975	364,717,403	423,599,933	354,400,170	1,475,256,259	5,837,225,046

Regional information by segment

Non-current assets at December 31, 2011	Supermarkets	Shopping Centers	Home Improvement	Department Stores	Financial Services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets, non-current	—	—	—	—	—	46,979,614	46,979,614
Other non-financial assets, non-current	—	—	—	—	—	35,051,959	35,051,959
Trade receivables and other receivables, non-current	32,932,917	—	—	—	158,487,608	3,022,990	194,443,515
Equity method investments	920,899	37,897,834	—	—	11,707	—	38,830,440
Intangible assets other than goodwill	148,458,304	—	—	136,658,900	205,608,697	36,032,274	526,758,175
Goodwill	—	—	—	—	—	1,001,778,510	1,001,778,510
Property, plant and equipment	1,354,465,551	207,931,976	363,238,824	288,756,624	6,103,646	39,792,569	2,260,289,190
Investment property	—	1,310,143,075	—	—	—	—	1,310,143,075
Deferred income tax assets	—	—	—	—	—	154,163,285	154,163,285

Total non-current assets	1,536,777,671	1,555,972,885	363,238,824	425,415,524	370,211,658	1,316,821,201	5,568,437,763

Regional information by segment

Current assets at June 30, 2012	Supermarkets	Shopping Centers	Home Improvement	Department Stores	Financial Services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade Receivables and other receivables	277,823,916	30,061,928	47,223,945	18,707,910	507,185,271	2,588,742	883,591,712
Inventory	492,890,179	—	187,583,159	145,133,116	—	—	825,606,454
Trade payables and other payables, current	911,226,729	41,010,110	206,372,326	169,906,176	49,328,438	13,816,631	1,391,660,410

Regional information by segment

Current assets at December 31, 2011	Supermarkets	Shopping Centers	Home Improvement	Department Stores	Financial Services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade Receivables and other receivables	289,205,147	31,156,863	62,309,456	23,911,890	523,409,453	387,898	930,380,707
Inventory	445,338,661	—	191,170,085	132,963,705	—	—	769,472,451
Trade payables and other payables, current	991,539,080	47,328,180	216,583,939	235,398,878	51,072,581	8,898,061	1,550,820,719

16.5 Information by country, assets and liabilities

Assets and liabilities by country

At June 30, 2012	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,121,125,820	1,324,166,962	1,381,146,068	810,701,738	96,544,916	7,733,685,504
Total liabilities	3,091,737,317	729,568,897	599,564,665	315,749,955	16,742,316	4,753,363,150

At December 31, 2011	Chile	Argentina	Brazil	Peru	Colombia	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,285,750,317	1,373,378,310	1,107,790,625	801,584,506	86,335,385	7,654,839,143
Total liabilities	3,140,781,877	769,041,760	459,793,950	311,404,769	9,832,993	4,690,855,349

Long lived assets by country

At June 30, 2012	Chile	Argentina	Brazil	Peru	Colombia	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	28,027,142	6,835,453	—	—	—	34,862,595
Trade receivables and other receivables	132,907,636	10,394,494	7,768,703	1,390,757	—	152,461,590
Equity method investments	38,742,910	242,990	—	680,681	—	39,666,581
Intangible assets other than goodwill	360,673,223	2,761,453	73,677,856	101,233,452	—	538,345,984
Goodwill	234,741,055	5,156,001	621,767,576	249,475,762	—	1,111,140,394
Property plant and equipment	1,200,058,797	497,672,908	297,491,423	294,380,084	55,796,841	2,345,400,053
Investment property	1,022,536,521	264,792,295	—	103,420,080	7,563,152	1,398,312,048
Tax assets	7,972,220	665,728	—	—	721,469	9,359,417

Long lived assets—Total	3,025,659,504	788,521,322	1,000,705,558	750,580,816	64,081,462	5,629,548,662

At December 31, 2011	Chile	Argentina	Brazil	Peru	Colombia	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	27,641,021	6,900,578	510,360	—	—	35,051,959
Trade receivables and other receivables	176,412,417	12,085,175	4,485,902	1,460,021	—	194,443,515
Equity method investments	37,909,541	(14,578)	—	935,477	—	38,830,440
Intangible assets other than goodwill	362,292,641	872,095	62,457,143	101,136,296	—	526,758,175
Goodwill	234,848,286	5,614,481	505,459,120	255,856,623	—	1,001,778,510
Property,Plant and Equipment	1,163,984,292	521,365,259	244,257,603	278,191,626	52,490,410	2,260,289,190
Investment property	918,662,623	280,409,706	—	103,780,746	7,290,000	1,310,143,075

Long lived assets-Total	2,921,750,821	827,232,716	817,170,128	741,360,789	59,780,410	5,367,294,864

16.6 Cash Flow by Segment

Current assets at June 30, 2012	Supermarkets	Shopping Centers	Home Improvement	Department Stores	Financial Services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash flow from operating activities	46,953,388	61,878,299	6,804,859	23,782,626	38,108,883	(33,527,836)	144,000,219
Cash flow from operating activities	(519,622,143)	(105,209,586)	(18,810,285)	(26,532,321)	(3,369,958)	(12,763,462)	(679,016,752)
Cash flow from operating activities	425,266,381	47,630,167	12,186,202	11,601,729	(41,786,135)	48,141,341	495,748,682

16.7 Regional Information, including intersegments is as follows:

	For the six month period ended June 30, 2012
Regional information, by segment	Total segment revenue	Inter-segment revenue	Revenue from external customers
	ThCh$	ThCh$	ThCh$
Supermarkets	3,236,209,791	—	3,236,209,791
Shopping	113,087,835	43,545,212	69,542,623
Home Improvement	517,599,270	3,865,645	513,733,625
Department stores	395,875,316	—	395,875,316
Financial Services	144,122,196	—	144,122,196
Others	7,209,874	—	7,209,874

Total	4,414,104,282	47,410,857	4,366,693,425

	For the six month period ended June 30, 2011
Regional information, by segment	Total segment revenue	Inter-segment revenue	Revenue from external customers
	ThCh$	ThCh$	ThCh$
Supermarkets	2,587,947,026	—	2,587,947,026
Shopping	98,066,016	37,596,086	60,469,930
Home Improvement	446,205,764	3,215,853	442,989,911
Department stores	309,183,533	—	309,183,533
Financial Services	138,212,502	—	138,212,502
Others	7,045,090	—	7,045,090

Total	3,586,659,931	40,811,939	3,545,847,992

Note 17—Restrictions, contingencies, legal proceedings and other matters

-	The subsidiary Cencosud S.A. (Argentina) guaranteed deposits received from concessionaires with rights over real state. The pledged assets are mortgaged real estate assets as of June 30,, 2012 and as of December 31, 2011 of ThCh$3,968,966 and ThCh$4,194,354, respectively.

-	In December 2006, the National Consumer Service (SERNAC) filed a class action suit before the Courts of Justice against Cencosud Administradora de Tarjetas S.A., which was notified of the suit in January 2007. The court of first instance court issued its decision on December 31, 2010, ruling in the plaintiff’s favor and directing the defendant to return the excess money charged. The court accepted the Company’s statute of limitations claim only with respect to charges made before December 7, 2006; the court directed the defendant to pay each affected consumer one monthly tax unit and to pay the government a fine of 50 monthly tax units. Cencosud Administradora de Tarjetas S.A. appealed the aforementioned ruling. On October 3, 2011, the Santiago Court of Appeals issued its ruling, upholding the statute of limitations argument and, as a result, overturned the ruling of the lower court. The case is currently pending before the Supreme Court of Chile.

-	The subsidiaries of Cencosud S.A. in Chile are involved in lawsuits and litigation that are pending as of period end. The amounts of these claims are covered by a civil liability insurance policy.

-	A civil lawsuit was filed against the indirectly owned subsidiary GBarbosa Comercial (Brazil) by the Public Employees Union in supermarkets in the State of Sergipe in Brazil, which is awaiting an initial court ruling. The union is seeking compensation for overtime hours for all employees of the subsidiary for the period after May 2007. The petition was filed and supported by a separate decision issued through a public civil claim, which annulled a bank of hours from May 2007 to April 2009.

Based on the opinion of a legal advisor, we cannot estimate the value of the case given the complexity of the calculations related to the process, and the absence of sufficient information.

-	A class action suit was also filed against the indirectly owned subsidiary G Barbosa Comercial (Brazil) filed by “The Retail and Service Establishment Employees Union, Paulo Afonso and the Region,” based on the alleged violation of a clause in the Collective Bargaining Agreement that prohibits stores in this region from operating on Sundays after 1:00 pm. The request for payment of fines to the union has been confirmed in the first and second instance rulings and is awaiting decision on an appeal.

There is no evidence that could support a reasonable estimate of the amount in question, given the extreme difficulty of determining the number of employees allegedly affected by the work schedule at that time.

-	Cencosud Administradora de Tarjetas S.A. has filed a lawsuit against the Company Mis Cuentas. Com S.A.related to the non-delivery of ThCh$1,212,175 in connection with the collection of payments from credit cards issued by Cencosud, through the internet portal, Mis cuentas.Com S.A.

Contingencies and legal proceedings disclosed above are deemed to be of a remote outcome.

Note 18—Stock options

As of June 30, 2012, the Company has a share-based compensation plan for executives of Cencosud S.A. and affiliates. The details of the arrangements are described below:

Agreement	Stock options granted to key executives	Stock options granted to key executives
Nature of the agreement	Incentive plan of permanence - Stock	Incentive plan of performance - Stock
Date issued	1/1/2010	1/1/2010
Shares granted	8,392,143 shares	16,607,857 shares
Exercise price	Ch$1,750	Ch$1,750
Fair value at grant date	Ch$1,766.8	Ch$1,766.8
Expected term (in years)	3.3	3.3
Condition to stock options

a) As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad, as the case may be, without any interruption in his or her employment relationship.

b) From the date of signing of the employment contract and until the grant date of shares, the Executive has not committed any serious breach of his or her employment duties, as determined at the Company’s sole discretion.

		The grant of these shares is subject to the condition precedent that EBITDA for the year ended December 31, 2012 (defined as the consolidated net income of Cencosud S.A. plus financial interest, depreciation, amortization and income taxes, excluding the variation of adjustment unit and change by revaluation of investment properties) increases 100% or more based on EBITDA for the year ended December 31, 2009 (equivalent to ThCh$ 403,210,000). EBITDA is calculated based only on the businesses that the Company has or operates as of signing date of the employment contract and excludes any acquisition (such as purchase, merger, or other similar transaction) made by the Company.

Payment	Cash	Cash
Data entry options pricing model used for stock options granted during the period weighted average price of shares used	Ch$1,766.8	Ch$1,766.8
Exercise price	Ch$1,750	Ch$1,750
Expected volatility	16.0%	16.0%
Expected term (in years)	3.3	3.3
Risk free interest	4.7%	4.7%
Expected dividends	0%	0%
Anticipated % of executives leaving the plan (granted date)	10%	10%
Fair value of the instrument at grant date	Ch$331.87	Ch$331.87

	Number of shares
Stock options granted to key executives	June 30, 2012	December 31, 2011
	ThCh$	ThCh$
Outstanding as of the beginning of the period	22,717,830	23,412,830
Granted during the period	13,251	735,000
Forfeited during the period	(890,000)	(1,430,000)
Outstanding at the end of the period	21,841,081	22,717,830
Vested and expected to vest at the end of the period	21,841,081	22,717,830
Eligible for exercise at the end of the period	262	271

Stock options-Impact on Statement of Income by function for the six-month periods ended June 30, 2012 and 2011:

	2012	2011
	ThCh$	ThCh$,
Impact on the Statement of Income by function	1,148,782	1,148,782

At the end of each reporting period, the group revises its estimates of the number of options that are expected to vest. At June 30, 2012 and 2011, the Company expected 22,500,000 shares would vest.

When the options are exercised, the company decides if new compensation plans are issued with stock-option based payments.

The Company utilizes a valuation model that is based on a constant volatility assumption to value its employee share options. The fair value of each option grant has been estimated, as of the grant date, using the Black Scholes option pricing model.

Note 19—Subsequent events

As of the date of the issuance of these Unaudited Condensed Interim Consolidated Financial Statements an additional cash payment by ThCh$ 378,670,718 has been received, corresponding to the subscription and payment of the remaining 145,642,584 shares of the capital increase dated June 22nd, 2012, so the total shares subscribed and paid to this date are 2,502,055,77 shares.

During the months of July an August the company has paid financial liabilities with Santander, BBVA and JP Morgan by ThCh$353,189,064.

On August 8, 2012, Cencosud S.A. announced that JPMorgan Securities LLC and UBS Securities LLC, as representatives of the underwriters in the equity offering that closed on June 26, 2012, agreed to waive the six-month lock-up restrictions on the offer and sale of shares of common stock of Cencosud by the company with respect to 5,047,438 shares.

As of the date of the issuance of these Unaudited Condensed Interim Consolidated Financial Statements, no additional subsequent events were identified that could affect their presentation.